UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 13, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A. ANNOUNCES PRICING OF PRIMARY FOLLOW-ON OFFERING

Buenos Aires, Argentina, June 13, 2017. Banco Macro S.A. (NYSE: BMA; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: BMA) (“Banco Macro”) announces today that it has priced its previously announced global primary follow-on offering of Class B ordinary shares and American Depositary Shares (“ADSs”), each representing 10 Class B ordinary shares (the "Offering"), consisting of (i) a preferential rights offering of Class B ordinary shares to existing shareholders in Argentina which expired on June 12, 2017, (ii) an offering of Class B ordinary shares in Argentina and (iii) an offering of ADSs in the United States, which has been registered with the U.S. Securities and Exchange Commission (the “SEC”). The portions of the Offering conducted in Argentina were not be registered with the SEC and were not addressed to persons in the United States. The Offering priced at US$9 per Class B ordinary share (the “Offering Price Per Share”) or US$90 per ADS for an aggregate Offering size US$666 million. Pursuant to the Offering, Banco Macro has granted the underwriters an option to purchase from Banco Macro up to an additional 11.1 million of Class B ordinary shares at the Offering Price per Share. The preferential rights offering of Class B ordinary shares to existing shareholders in Argentina represented 9.7% of the Offering (excluding preferential rights assigned to facilitate the international offering).

Banco Macro intends to use the proceeds from the offering for general corporate purposes and, specifically, to be in a position to fund the expansion of credit demand in Argentina and to take advantage of potential acquisition opportunities in the Argentine banking system.

Goldman Sachs & Co. LLC is acting as Global Coordinator and Joint Bookrunner, BofA Merrill Lynch is acting as Joint Bookrunner, and Macro Securities S.A. is serving as Placement Agent in Argentina for the Offering.

A registration statement on Form F-3 and a prospectus relating to the ADSs have been filed with the SEC.

Copies of the prospectus relating to the ADSs may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone toll-free at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-000, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com. The registration statement and the prospectus are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Banco Macro’s business. Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

IR Contact in Buenos Aires:

Jorge Scarinci - Finance & IR Manager

E-mail: investorelations@macro.com.ar/ Phone: (5411) 5222 6682

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 13, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager